As filed with the Securities and Exchange Commission on June 13, 2008
Registration No. 333-151637
Securities and Exchange Commission
Washington, D.C. 20549 – 2001
_______________
FORM S-3
Registration Statement
Under the Securities Act of 1933
U.S. ENERGY CORP.
(Exact name of registrant as specified in its charter)
Wyoming
(State or other jurisdiction of incorporation or organization)
83 0205516
(I.R.S. Employer Identification No.)
877 North 8th West, Riverton, Wyoming 82501; Tel. 307.856.9271
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)
Steven R. Youngbauer, 877 North 8th West
Riverton, WY 82501; Tel. 307.856.9271
(Name, address, including zip code, and telephone number of agent for service)
Copies to:	Stephen E. Rounds, Esq.
The Law Office of Stephen E. Rounds
1544 York Street, Suite 110, Denver, CO 80206
Tel: 303.377.6997; Fax: 303.377.0231
_______________

Approximate date of commencement and end of proposed sale to the public:  From time to time after the registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [  ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:[  ] ________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ] ________

If this Form is a registration statement pursuant to General Instruction 1.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [  ]

If this Form is a post effective amendment to a registration statement filed pursuant to General Instruction 1.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

☐  Large accelerated filer  ☒  Accelerated filer  ☐  Non-accelerated filer  ☐  Smaller reporting Company

CALCULATION OF REGISTRATION FEE

Proposed
			Proposed	Maximum
	Amount of		Maximum	Aggregate
Title of Each Class	Securities		Offering	Dollar Price	Amount
of Securities	to be Registered		Price Per	of Securities to	of
to be Registered	In the Offering		Security	be Registered	Fee

Common Stock	40,000	(1)	$2.86	$114,400	$4.49

	40,000			$114,400	$4.49

(1)	These shares are issuable on exercise of a warrant (to purchase 40,000 shares at $2.81 per share) held by Gordon Financial Advisors LLC.

Pursuant to rule 457(c), registration fee calculations are estimated based on the $2.86 Nasdaq Official Closing Price on June 10, 2008, which is within 5 business days prior to the filing of this pre-effective registration statement, using the fee rate of $39.30 per million dollars of the aggregate offering market price at that date.

Delaying amendment under rule 473(a):  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to section 8(a), may determine.

U.S. Energy Corp.
40,000 Shares of Common Stock

This prospectus covers the offer and sale of up to 40,000 shares of common stock ($0.01 par value) issuable on exercise of a warrant at a price of $2.81 per share.

In this prospectus, "selling shareholder" refers to Gordon Financial Advisors LLC, which owns the warrant.  For information about the selling shareholder and the transaction in which it acquired the warrant, see "Selling Shareholder."

In this prospectus, and the information incorporated by reference, "we," "Company," and "USE" refer to U.S. Energy Corp. (and its subsidiaries unless otherwise specifically stated).

The selling shareholder may sell the shares from time to time in negotiated transactions, brokers' transactions or a combination of such methods of sale at market prices prevailing at the time of sale or at negotiated prices.  See “Plan of Distribution.”  Although we will receive proceeds to the extent the warrants are exercised, we will not receive any proceeds from sale of the shares offered by the selling shareholder.  None of the warrants have been exercised at prospectus date.

USE is traded ("USEG") on the Nasdaq Capital Market ($2.86 Nasdaq Official Closing Price on June 10, 2008).

An investment in the shares offered by this prospectus is speculative and subject to risk of loss.  See "Risk Factors" beginning on page 9 and the table of contents on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is June 27, 2008

TABLE OF CONTENTS

Page No.
Summary Information	6

The Company	6

The Offering	9

Risk Factors	9

Risk Factors Involving Our Business	9

We have a history of operating losses and no recurring business revenues, and there are uncertainties associated with transaction-based revenues	9

Uncertainties in the value of the mineral properties	10

Compliance with environmental regulations may be costly	10

We depend on key personnel	12

We may be classified as an inadvertent investment company	12

Risks Relating to USE stock	13

USE may issue shares of preferred stock with greater rights than its common stock	13

Future equity transactions, including exercise of options or warrants, could result in dilution; and registration for public resale of the common stock in these transactions may depress stock prices.	13

Dividends on USE common stock	13

USE’s take-over defense mechanisms could discourage some advantageous transactions	13

USE’s stock price likely will continue to be volatile due to several factors	13

Representations About This Offering	14

Forward Looking Statements	14

Description of Securities	14

Common Stock.	14

Preferred Stock.	15

Warrants Held by Selling Shareholder and Others; and Options Held by Employees and Directors.	15

Warrants Held by Selling Shareholder and Others.	15

Summary Information

The following summarizes all material information found elsewhere in this prospectus and in the information incorporated into this prospectus.  This summary is qualified by the more detailed information in this prospectus and the incorporated information.

The Company

U.S. Energy Corp. (“USE” or the “Company”), a Wyoming corporation organized in 1966, acquires and develops energy-related and other mineral properties.  The Company owns patented and unpatented mining claims in Southwestern Colorado, which contain a significant deposit of molybdenum.  In 2008, we expect to participate as a working interest owner with independent oil and gas exploration companies, one with respect to a number of exploratory oil and gas wells in the Gulf Coast region, and the other with respect to participation in wells in a separate area in South Louisiana.  It is possible that we will enter into exploration agreements with one or more additional oil and gas companies in 2008.  We also are finishing construction of multifamily housing units in Gillette, Wyoming, which is experiencing a significant shortage of housing for the local energy industry.  As of March 31, 2008, we reported revenues from the multifamily project but no revenues from the oil and gas exploration arrangements.  Management expects that the multifamily housing business will provide cash flows in the future but plans to concentrate primarily on the mineral sector, including oil and gas, and molybdenum.

Principal executive offices are located in the Glen L. Larsen building at 877 North 8th West, Riverton, Wyoming 82501, telephone 307-856-9271.  SGMI has an office in Sutter Creek, California and Vancouver, B.C., Canada.

Our business strategy has been, and will continue to be, acquiring undeveloped and/or developed mineral and oil and gas properties, at low acquisition costs and then operating, selling, leasing or joint venturing the properties.  From time to time, we have set up subsidiary companies to raise capital for projects, then look to sell the companies to others in the mineral sector for a profit.

Our website is www.usnrg.com.  We make available on this website, through a direct link to Securities and Exchange Commission’s website at http://www.sec.gov, free of charge, our annual reports on Form 10-K; quarterly reports on Form 10-Q; current reports on Form 8-K; proxy statements; and Forms 3, 4 and 5 for stock ownership by directors and executive officers.  You may also find information related to our corporate governance, board committees and company code of ethics at our website.

Minerals.

Mining.  USE currently owns 100% of a world-class molybdenum property in Colorado (the “Lucky Jack” molybdenum property), a royalty interest in uranium claims on Green Mountain, Wyoming and has an option to acquire miscellaneous uranium properties.  In 2007, we sold all of our other uranium properties and the commercial real estate associated with the Utah uranium properties to Uranium One Ltd. (“Uranium One”).

We are seeking to acquire undeveloped and/or developed mineral properties, with a view to operate, sell, lease and/or joint venture the properties with industry partners.  We are also seeking to acquire companies in the minerals and oil and gas business.

Our strategy is to demonstrate prospective value in mineral properties sufficient to support substantial investments by financial institutions and/or industry partners, then bring in long term development expertise to develop and produce the properties.  Alternatively, we might sell a property outright.  The determinants in this strategy are the quantity and quality of the minerals in the ground, environmental and permitting requirements associated therewith, and commodity prices.  Although most mineral commodities are currently at or in excess of historical high prices, viable properties may be acquired if our financial reward is worth the risk.

To demonstrate value to a prospective partner or institution, we may commission a feasibility study on a mineral property.  In some instances, however, we may be able to raise capital or bring an industry partner into a project without having a study prepared.

Our majority-owned subsidiary Sutter Gold Mining Inc., a Canadian company listed on the TSX-V, is an exploration stage company which owns gold properties in California.   We have no plans to further fund SGMI’s operations, and in the future, the company may be sold or we may sell off our equity stake.

Oil and Gas Exploration.  The Company has signed an Exploration and Area of Mutual Interest agreement with PetroQuest Energy, Inc. (NYSE: PQ) a Gulf Coast (United States) oil and gas exploration and production company.  The Company anticipates it will participate as a 20% working interest partner in potentially numerous wells that could be drilled over the next three to five years; PetroQuest is the operator. Approximately $3 million has been paid under the agreement to date.  Three prospects have been leased, and exploration and development activities are expected to commence in the later part of the second quarter of 2008.  We believe that numerous prospects could be generated, leased and drilled potentially resulting in $10,000,000 to $15,000,000 in exploration and development expenditures for the working interest over the course of the anticipated three to five year program.

In May 2008, we signed a Joint Exploration Agreement with a private Houston, Texas based oil and gas company, for USE to participate as a 4.55% working interest partner in a South Louisiana oil and gas area of mutual interest (AMI) covering in excess of 50,000 net acres.  Our initial commitment to the program will approximate $1.3 million.  The AMI is prospective for oil and gas resources and includes potential targets in known producing formations.  The Houston based oil company, which is the operator of the project, has spent the last 15 months securing lease options, analyzing reprocessed 2-D seismic, and finalizing preparation to conduct a large 3-D seismic campaign in the near future.  In total they have analyzed approximately 400 miles of recently reprocessed 2-D seismic in preparation for the 3-D shoot.

Energy Sector Housing.

The energy sector is undergoing expansion in the Rocky Mountain region, which is creating opportunities for new multifamily housing in select areas.  We are building a nine building Class A multifamily apartment complex in Gillette (Campbell County), Wyoming, which is expected to be completed in fourth quarter 2008.  The buildings, which will have 216 units on 10.15 acres (purchased in 2007), are about 65% complete, with four buildings finished and occupied.  The remaining buildings should be ready for occupancy by the end of 2008.  The apartments are a mix of one, two, and three bedroom units, and a clubhouse and family amenities are still under construction.  All construction is being conducted by a third party contractor.

A commercial bank is providing construction financing of up to $18.5 million.  Total cost to buy the land, pay a developer’s fee, obtain permits and entitlements, site work and construction, is estimated at $26 million.  Pursuant to the loan agreement, the Company has invested $7.0 million into the project (including $1,247,700 for land purchase).  At March 31, 2008, the outstanding balance on the construction loan was $10.3 million. The interest rate on the loan balance at March 31, 2008 was 4.9587% based on LIBOR, and interest is payable monthly.  Loan maturity is March 1, 2009 (extendable to September 1, 2009 at our election).  Obtaining permanent financing is expected to be subject to the project meeting the lender’s customary appraised value requirements.

We also own a small undeveloped parcel of land in Riverton, Wyoming (adjacent to our corporate headquarters) which was purchased in December 2007.  Plans for this property are under review, however, we do not expect to expand our involvement in real estate development beyond the current Gillette project.

Corporate Developments in 2007.

Crested Corp. Merger into U.S. Energy Corp.  Until November 27, 2007, Crested was a majority-owned subsidiary of USE.  At a special meeting of shareholders of Crested held on November 26, 2007, a majority of the minority shareholders of Crested voted to approve the January 23, 2007 (as amended on July 31, 2007) Agreement and Plan of Merger for the merger of Crested into USE.  Immediately following receipt of such approval, USE (and those of its affiliates that owned Crested stock) voted their Crested shares in favor of the agreement.  The merger was completed on November 27, 2007, and Crested was merged into USE pursuant to Colorado and Wyoming law; the former Crested shareholders received stock in USE (an exchange ratio of 1 USE share for every 2 Crested shares).

Sale of Uranium Assets.  On April 30, 2007, USE and its then majority-owned subsidiary Crested, and certain of their private subsidiary companies, sold their uranium assets by closing the February 22, 2007 Asset Purchase Agreement (the “APA”) with sxr Uranium One Inc. (“Uranium One,” headquartered in Toronto, Canada with offices in South Africa and Australia (Toronto Stock Exchange and Johannesburg Stock Exchange, “UUU”), and certain of its private subsidiary companies.  We received (a) $6,602,700 cash and 6,607,605 Uranium One common shares (all later sold in 2007 for $90,724,000 cash); and (b) Uranium One’s assumption of certain specific liabilities associated with the sold assets. Cash bonds were released and the cash was returned by the regulatory authorities to the Company in 2007.

On October 29, 2007, in a separate transaction, Uranium One purchased our Ticaboo commercial property, associated with the uranium assets sold to Uranium One, for $2,700,000.

For details of these transactions, please see “Incorporation of Information by Reference” below.

Lucky Jack Project – Molybdenum.  On March 31, 2008, Kobex Resources Ltd. gave notice that Kobex was terminating the Exploration, Operating and Mine Development Agreement for the Luck Jack molybdenum project near Crested Butte, Colorado.  Kobex had an option to acquire up to a 65% interest in certain patented and unpatented claims at the property.  Under the agreement, the total cost to Kobex over an estimated period of five years to exercise the full option was $50 million in option payments and property expenditures including the costs to prepare a bankable feasibility study plus a cash differential payment if this total was less than $50 million.  An additional 15% could have been acquired under certain circumstances.

It is our understanding that Kobex terminated the agreement due to Kobex’ perception of uncertainties in the regulatory environment for developing the property.  There were no penalties associated with the termination.

The Offering

Securities Outstanding	23,532,996 shares of common stock at June 10, 2008.

Securities To Be Outstanding	23,572,996 shares of common stock, assuming full vesting and subsequent exercise of the warrant held by the selling shareholder. See “Description of Securities” and “Selling Shareholder.”

Securities Offered	40,000 shares of common stock to be owned by the selling shareholder.

Use of Proceeds
We will not receive any proceeds from sale of shares by the selling shareholder, but we will receive up to $112,400 from exercise of the selling shareholder’s warrant.  Net  proceeds will be used for working capital.

Plan of Distribution
The offering is made by the selling shareholder named in this prospectus.  Sales may be made in the open market or in private negotiated transactions, at fixed or negotiated prices.  See "Plan of Distribution."

Risk Factors	An investment is subject to risk. See "Risk Factors."

Risk Factors

An investment in our common stock is speculative in nature and involves a high degree of risk. You should carefully consider the following risks and the other information in this prospectus (including the information incorporated by reference) before investing.

Risk Factors Involving Our Business

We have a history of operating losses and no recurring business revenues, and there are uncertainties associated with transaction-based revenues.

At December 31, 2007, USE had $19.0 million of retained earnings, a loss before investment and property transactions of $16.7 million from operations, and a gain on sale of assets (uranium properties, equipment and marketable securities) of $106.3 million.  At December 31, 2006, the accumulated deficit was $39.1 million, and for that year we recorded a loss before a benefit from income taxes of $14.3 million and a net gain after benefit from income taxes of $1.1 million.  For the quarter ended March 31, 2008, we had a net loss of $1,716,600.

Significant swings in our earnings from year to year has been the nature of our business model of acquiring, holding and selling mineral properties, because the process from property acquisition until ultimate sale or joint venture is capital intensive and often takes years to complete.  Although we are modifying the business to incorporate long-term revenue generating activities (oil and gas drilling and energy sector housing development, as examples), we do expect to continue experiencing earnings swings as a substantial portion of our assets still likely will be long term mineral properties.

Working capital at December 31, 2007 was $74.6 million ($69,393,500 at March 31, 2008).  Historically, working capital needs have been primarily met from receipt of funds from liquidating investments, selling partial interests in mineral properties and selling equity.  However, long term cash needed to acquire, develop and produce mineral properties, may exceed the substantial cash on hand.

Receipt of funds from selling interests in mineral properties, or liquidating investments in mineral properties, are unpredictable as to timing, structure, and profitability.  Successful oil and gas exploration activities could generate positive cash flow and eventually profits, but capital in addition to these activities plus cash on hand may be needed to develop the Lucky Jack molybdenum property.  We may enter into a joint venture or other arrangement with an industry partner for this property, but there are no such arrangements currently in place.

Uncertainties in the value of the mineral properties.

While we believe our mineral properties are valuable, substantial work and capital will be needed to establish whether they are in fact valuable.

The profitable mining and processing of gold by SGMI will also depend on many factors, including: receipt of additional permits and keeping in compliance with permit conditions; delineation through extensive drilling and sampling of sufficient volumes of mineralized material with sufficient grades to make mining and processing economic over time; continued sustained high prices for gold, and obtaining the capital required to initiate and sustain mining operations and build and operate a gold processing mill.

The Lucky Jack molybdenum property has been analyzed and explored by its prior owners.  This data will have to be updated to the level of a current feasibility study to determine the viability of starting mining operations.  Obtaining mining and other permits to begin mining the molybdenum property may be difficult. Capital requirements for a molybdenum mining operation will be substantial.

USE has not yet obtained final feasibility studies on any of its mineral properties.  These studies would establish the potential economic viability of the different properties based on extensive drilling and sampling; the design and costs to build and operate mills, the cost of capital, and other factors.  Feasibility studies can take many months or years to complete.  These studies are conducted by professional third-party consulting and engineering firms, and will have to be completed, at considerable cost, to determine if the deposits contain proved reserves (i.e., amounts of minerals in sufficient grades that can be extracted profitably under current commodity pricing assumptions and estimated for development and operating costs).  A feasibility study usually, but not always, must be completed in order to raise the substantial capital needed to put a mineral property into production.  We have not established any reserves (i.e., economic deposits of mineralized materials) on any of our properties, and future studies may indicate that some or all of the properties will not be economic to put into production.

Compliance with environmental regulations may be costly.

General

Our business is regulated by government agencies.  Permits are required to explore for minerals, operate mines and build and operate processing plants.  The regulations under which permits are issued change from time to time to reflect changes in public policy or scientific understanding of issues.  If the economics of a project cannot withstand the cost of complying with changed regulations, USE might decide not to move forward with the project.

We must comply with numerous environmental regulations on a continuous basis, to comply with United States environmental laws, including the National Environmental Policy Act (“NEPA”), Clean Air Act, the Clean Water Act, and the Resource Conservation and Recovery Act (“RCRA”).  For example, water and dust discharged from mines and tailings from prior mining or milling operations must be monitored and contained and reports filed with federal, state and county regulatory authorities.  Additional monitoring and reporting is required by state and local regulatory agencies.  The Abandoned Mine Reclamation Act in Wyoming and similar laws in other states (for examples, California for SGMI’s gold property and Colorado for the Lucky Jack molybdenum property) impose reclamation obligations on abandoned mining properties, in addition to or in conjunction with federal statutes.  Environmental regulatory programs create potential liability for operations, and may result in requirements to perform environmental investigations or corrective actions under federal and state laws and federal and state Superfund requirements.

Failure to comply with these regulations could result in substantial fines, environmental remediation orders and/or potential shut down of the project until compliance is achieved.  Failure to timely obtain required permits to start operations at a project could cause delay and/or the failure of the project resulting in a potential write-off of the investments therein.

Lucky Jack

The Lucky Jack molybdenum property is located on fee property within the boundary of U.S. Forest Service (“USFS”) land.  Although mining of the mineral resource will occur on the fee property, associated ancillary activities will occur on USFS land.  The Company will submit a Plan of Operations to the USFS in 2008 for USFS approval, which approval is required before construction can begin and mining and processing may occur.  Under the procedures mandated by the National Environmental Protection Act (“NEPA”), the USFS will prepare an environmental analysis in the form of an Environmental Assessment and/or and Environmental Impact Statement to evaluate the predicted environmental and social economic impacts of the proposed development and mining of the Lucky Jack molybdenum property.  The NEPA process provides for public review and comment of the proposed plan.

The USFS is the lead regulatory agency in the NEPA process, and coordinates with the various Federal and State agencies in the review and approval of the Plan of Operations.  Various Colorado state agencies will continue to have primary jurisdiction over certain areas.  For example, enforcement of the Clean Water Act in Colorado is delegated to the Colorado Department of Public Health and Environment and a water discharge permit under the National Pollution Discharge Elimination System (“NPDES”) is required before the USFS can approve the Plan of Operations.  The Company currently has a NPDES Permit from the State of Colorado for the operation of the water treatment plant at the Lucky Jack molybdenum property; however this permit may need to be updated.  In addition, the Colorado Division of Reclamation, Mining and Safety issues mining and reclamation permits for mining activities, pursuant to the Colorado Mined Land Reclamation Act, and otherwise exercises supervisory authority over mining in the state.  As part of obtaining a permit to mine, the Company will be required to submit a detailed reclamation plan for the eventual mine closure, which must be reviewed and approved by the agency.  In addition, the Company will be required to provide to the agency financial assurance that the reclamation plan will be achieved (by bonding and/or insurance) before the mining permit will be issued.

Obtaining and maintaining the various permits for the mining operations at the Lucky Jack molybdenum property will be complex, time-consuming, and expensive.  Changes in a mine’s design, production rates, quality of material mined, and many other matters, often require submission of the proposed changes for agency approval prior to implementation.  In addition, changes in operating conditions beyond the Company’s control, or changes in agency policy and Federal and state law, could further complicate getting changes to the mine’s operation approved.

The Plan of Operations of Phelps Dodge Corporation (from whom we received the property) and its predecessor companies encountered opposition from local and environmental groups, as well as municipal and county government agencies.  While the new Plan of Operations we are designing (which we expect will be submitted in 2008 to the United States Forest Service (“USFS”) for review and approval) is expected to minimize environmental impact and in other ways be very different from PD’s plan, we anticipate continued local opposition to any mining of the molybdenum deposit, which could result in unexpected delays and increased costs to get a new plan approved and permitted.  Although the Company is confident that the Plan of Operations will ultimately be approved, the timing and cost to obtain approval, and the ultimate success of the mining operation cannot be predicted.

We depend on key personnel.

Our employees have experience in dealing with the exploration and financing of mineral properties.  We have a very limited staff and executive group.  The loss of key employees could adversely impact our business, as finding replacements is difficult as a result of competition for experienced personnel in the minerals industry.

We may be classified as an inadvertent investment company.

We are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. However, under the federal Investment Company Act of 1940 (“1940 Act”), a company may fall within the scope of being an “inadvertent investment company” under section 3(a)(1)(C) of the 1940 Act if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items).

As a result of the 2007 sale of uranium assets to Uranium One, we received investment securities (stock in Uranium One) with a value in excess of 40% of the value of our total assets.  All of this stock was sold in 2007.

An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the 1940 Act.  One such exclusion, Rule 3a-2 under the 1940 Act, allows an inadvertent investment company (as a “transient investment company”) a grace period of one year from the date of classification (in our case, April 30, 2008), to seek to comply with the 40% limit, or with any other available exclusion. Accordingly, we have taken actions to comply with this 40% limit.  These actions included liquidating investment securities as necessary to stay within the 40% limit.

As Rule 3a-2 is available to a company no more than once every three years, and assuming no other exclusions were available to us, we would have to keep within the 40% limit through April 30, 2010. In any event, we do not intend to become an intentional investment company (i.e. engaging in investment and trading activities in investment securities), even after April 30, 2010.

Classification as an investment company under the 1940 Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive, and we would be very constrained in the kind of business we could do as a registered investment company.

Risks Relating to USE Stock

USE may issue shares of preferred stock with greater rights than its common stock.

Although we have no current plans, arrangements, understandings or agreements to do so, USE’s articles of incorporation authorize the board of directors to issue one or more series of preferred stock and set the terms of the stock without seeking approval from holders of the common stock.  Preferred stock that is issued may have preferential rights over the common stock, in terms of dividends, liquidation rights and voting rights.

Future equity transactions, including exercise of options or warrants, could result in dilution; and registration for public resale of the common stock in these transactions may depress stock prices.

From time to time, USE has sold restricted stock and warrants and convertible debt to investors in private placements conducted by broker-dealers, or in negotiated transactions.  Because the stock was issued as restricted, the stock was sold at a discount to market prices, and the exercise price of the warrants sometimes, and/or the debt-to-stock conversion price was at or lower than market prices.  These transactions caused dilution to existing shareholders.  Also, from time to time, options are issued to employees, directors and third parties as incentives, with exercise prices equal to market prices.  Exercise of in-the-money options and warrants will result in dilution to existing shareholders.

Although it does not intend to do so at this time, USE may continue to raise capital from the equity markets using private placements at discounted prices.  In addition, USE may continue to grant options to employees with exercise prices equal to market price at grant date, and in the future may sell restricted stock and warrants, all of which may result in dilution to existing shareholders.

Dividends on USE common stock

USE declared a one time special cash dividend of $0.10 per share on all the common stock on the record date of July 6, 2007.  We may declare dividends in the future but we expect to retain the majority of earnings and cash to fund investments and business development.

USE’s take-over defense mechanisms could discourage some advantageous transactions.

USE has adopted a shareholder rights plan, also known as a poison pill.   The plan is designed to discourage a takeover of USE at an unfair price.  However, it is possible that the board of directors and a potential takeover acquirer would not agree on a higher price, in which case the takeover might be abandoned, even though the takeover price might be at a significant premium to market prices.  Therefore, as a result of the mere existence of the plan, shareholders may not receive the premium price.

USE’s stock price likely will continue to be volatile due to several factors.

In the two years ended December 31, 2007, USE’s stock has traded as low as $3.32 per share and as high as $7.20 per share.  The principal factors which have contributed to this volatility have been:

price and volume fluctuations in the stock market generally;
relatively small amounts of USE stock trading on any given day;
fluctuations in USE’s financial operating results; and
price swings in the minerals commodities markets.

These factors may continue to be influential on our stock price.

Representations About This Offering

We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell nor does it seek an offer to buy the shares in any jurisdiction where this offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus (or any supplement), regardless of when it is delivered or when any shares are sold.

Forward Looking Statements

We make statements in this prospectus which are considered to be "forward looking" statements.  All statements (other than statements of historical fact) about financial and business strategy and the performance objectives of management are forward looking statements.  These forward looking statements are based on the beliefs of management, using assumptions and available information.  These statements involve risks that are both known and unknown, including unexpected economic and market factors, changes in operating and capital expenditures, changes in timing or conditions for getting regulatory approvals to explore mineral properties and put them into production, and other business factors.  The use of the words "anticipate," "believe," "estimate," "expect," "may," "will," "should," "continue," "intend" and similar words or phrases, are intended by us to identify forward looking statements (also known as "cautionary statements" because you should be cautious in evaluating such statements in the context of all the information in this prospectus and the information incorporated by reference into this prospectus).  These statements reflect our current views with respect to future events.  They are subject to the realization in fact of assumptions, but what we now think will happen, may turn out much different, and our assumptions may prove to have been inaccurate or incomplete.

The investment risks discussed under "Risk Factors" specifically address all of the material risk factors that may influence future operating results and financial performance.  Those investment risks are not "boiler plate" but are intended to tell you about the uncertainties and risks inherent in our business at the present time which you need to evaluate before making your investment decision.

In addition, you should note that this prospectus incorporates information about the Company which has been, and in the future will be, contained in reports and other matters filed with the SEC.  See "Incorporation of Certain Information by Reference."  Those filings will identify forward looking statements and specify the risks to which those forward looking statements are subject.  You should read the reports carefully.

Description of Securities

Common Stock.  We are authorized by our articles of incorporation to issue an unlimited number of shares of common stock, $0.01 par value, and 100,000 shares of preferred stock, $0.01 par value.

Shares of common stock may be issued for such consideration and on such terms as determined by the board of directors, without shareholder approval. Holders are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefore. There are no restrictions on payment of cash dividends.  USE declared a one time special cash dividend of $0.10 per share on all the common stock on the record date of July 6, 2007.  We may declare dividends in the future but we expect to retain the majority of earnings and cash to fund investments and business development. All holders of shares of common stock have equal voting rights, and the shares of common stock sold in this offering will have the same rights. Holders of shares of common stock are entitled to one vote per share on all matters upon which such holders are entitled to vote, and further have the right to cumulate their votes in elections of directors.  Cumulation means multiplying the number of shares held, by the number of nominees to the board of directors, then voting the product among the nominees as desired. Directors are elected by a plurality of the votes cast.

Shares of common stock sold in this offering are fully-paid and nonassessable shares of U.S. Energy Corp.

In September 2001, the Company adopted a shareholder rights plan ("poison pill") and filed the plan with the Securities and Exchange Commission as an exhibit to Form 8-A.  The following three paragraphs briefly state principal features of the plan, which are qualified by reference to the complete plan, which is incorporated by reference into this prospectus.

Under the plan, the holder of each share of common stock has the right to purchase (when the rights become exercisable) from the Company one-one thousandth (1/1,000th) of one (1) share of Series P preferred stock at a price of $200.00 for each one-one thousandth (1/1,000th) share of such preferred stock.  The purpose of the plan is to deter an unfairly low priced hostile takeover of the Company, by encouraging a hostile party to negotiate a fair offer with the board of directors and thus eliminate the poison pill.

The rights trade with the common stock and aren't separable therefrom; no separate certificate for the rights is issued unless and until there is a hostile takeover attempted, after which time separate and tradable rights certificates would be issued.

The rights are not exercisable and never can be unless and until a hostile (not negotiated with the board) takeover of the Company is initiated with the objective of acquiring 15% of the Company's voting stock.  If before the takeover is launched the hostile party comes to agreement with the board of directors about price and terms and makes a "qualified offer" to buy the stock of the Company, then the board of directors may redeem (buy back) the rights for $0.01 each.  But, if such a "qualified offer" isn't agreed upon, then the rights are exercisable for preferred stock, which in turn would enable the holder to convert the preferred stock into voting common stock of the Company at a price equal to one-half the market price.

Preferred Stock.  Shares of preferred stock may be issued by the board of directors with such dividend, liquidation, voting and conversion features as may be determined by the board of directors without shareholder approval.  In June 2000, we established a Series A Convertible Preferred Stock, for which 1,000 shares of preferred stock were reserved for sale at $10,000 per share.  In 2001, 200 shares were issued, and converted to shares of common stock in 2002.  No shares of preferred stock are outstanding as of the date of this prospectus.

Warrants Held by Selling Shareholder and Others; and Options Held by Employees and Directors.

Warrants Held by Selling Shareholder and Others.  As of the date of this prospectus, warrants held by the selling shareholder, and by other persons or entities (not including employees and officers) are issued and outstanding to purchase a total of 993,887 shares of common stock at exercise prices from $2.25 to $7.02  per share.

Options held by Employees and Officers.  The Company has granted options to employees and officers to purchase a total of 3,608,356 shares at exercise prices from $2.25 to $4.97 per share.

Use of Proceeds

We will not receive any of the proceeds from the sale of the shares by the selling shareholder pursuant to this prospectus, but we will receive up to $112,400 from exercise of the selling shareholder’s warrants.  Proceeds will be used for working capital.

Selling Shareholder

This prospectus covers the offer and sale by the selling shareholder of up to 40,000 shares of common stock issuable on exercise of a warrant (at $2.81 per share).  The warrant does not provide anti-dilution rights.

The warrant was issued as partial compensation for a one year consulting agreement with Gordon Financial Advisors LLC (the selling shareholder); the agreement has a term of one year from May 21, 2008.  The warrant vests (then expires as to each tranche, three years after vesting) as to 10,000 shares on August 31, 2008 (August 30, 2011); November 30, 2008 (November 29, 2011); February 28, 2009 (February 27, 2012), and May 20, 2009 (May 19, 2012).  Provided, that if the closing price for USE stock is more than 150% of the exercise price for any 20 consecutive trading day period following a vesting, the warrant, to the extent vested, must be exercised to that extent within 30 calendar days.  If the warrant is not so exercised, it shall expire as to the unexercised vested portion.

	Shares of Common Stock Owned	Number of Shares Registered For Sale	Percent Owned Before Offering	Percent Owned After Offering*
Gordon Financial Advisors LLC 205 Third Avenue, 19th Floor New York, New York 10003	10,000(1)	40,000(2)	*	*
*      Less than 1%.

(1)	Represents the 10,000 shares exercisable on vesting of the first tranche of the warrant on August 31, 2008.
(2)	Represents all the shares underlying the warrant.

Resale of the shares covered by this prospectus and owned or to be owned by the selling shareholder is registered under rule 415 of the general rules and regulations of the Securities and Exchange Commission, concerning delayed and continuous offers and sales of securities.  In regard to the offer and sale of such shares, we have made certain undertakings in Part II of the registration statement of which this prospectus is part, by which, in general, we have committed to keep this prospectus current during any period in which the selling shareholder make offers to sell the covered securities pursuant to rule 415.

Plan of Distribution

The selling shareholder and any of its pledges, assignees and successors-in-interest may, from time to time, sell any or all of the shares of common stock on any stock exchange, market or trading facility on which the shares are traded, or in private transactions.  These sales may be at fixed or negotiated prices.  The selling shareholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	any other method permitted pursuant to applicable law.

The selling shareholder may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholder may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling shareholder (or, if any broker-dealer acts as agent for the selling shareholder, from the selling shareholder) in amounts to be negotiated.  The selling shareholder does not expect these commissions and discounts relating to its sales of shares, to exceed what is customary in the types of transactions involved. In connection with the sale of our common stock, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling shareholder may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each selling shareholder has informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares.  The Company has agreed to indemnify the selling shareholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.  We have been advised that in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the 1933 Act is against public policy, and therefore is unenforceable.  See below.

Because the selling shareholder may be deemed to be an “underwriter” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.  The selling shareholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the shares.  There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholder.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws.  In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution.  In addition, the selling shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling shareholder or any other person.  We will make copies of this prospectus available to the selling shareholder and have informed it of the need to deliver a copy of this prospectus at or prior to the time of the sale, as required by law.

In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions, if required, only through registered or licensed brokers or dealers.  In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Our articles of incorporation and bylaws provide that we shall indemnify directors provided that the indemnification shall not eliminate or limit the liability of a director for breach of the director's duty or loyalty to the corporation or its stockholders, or for acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law.

Wyoming law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if these directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agent in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnify for such expenses despite such adjudication of liability.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise (for example, in connection with the sale of securities), we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Securities Act, and will be governed by the final adjudication of such issue.

Where to Find More Information About Us

We have filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 under the 1933 Act with respect to the shares offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain certain information contained in Part II of the registration statement or filed as exhibits to the registration statement.  We refer you to the registration statement and exhibits which may be inspected and copied at the Public Reference Section of the Commission, Public Reference Room, 100 F Street, N.E., Washington, D.C.  20549, at prescribed rates; the telephone number for the Public Reference Section is 1.800.SEC.0330.  The registration statement and exhibits also are available for viewing at and downloading from the EDGAR location within the Commission's internet website (www.sec.gov).

Incorporation of Certain Information by Reference

Our common stock is registered with the Commission under section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act").  Under the 1934 Act, we file with the Commission periodic reports on Forms 10-K, 10-Q and 8-K, and proxy statements, and our officers and directors file reports of stock ownership on Forms 3, 4 and 5.  These filings may be viewed and downloaded from the Commission's internet website (http://www.sec.gov) at the EDGAR location, and also may be inspected and copied at the Public Reference Section of the Commission, Public Reference Room, 100 F Street, N.E., Washington, D.C.  20549, at prescribed rates; the telephone number for the Public Reference Section is 1.800.SEC.0330.  Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1.800.SEC.0330.

All of the information contained in the following documents filed with the Commission is incorporated by reference into this prospectus:

•	Form 10-K for the twelve months ended December 31, 2007 (filed March 13, 2008).
•	Form 10-K/A for the twelve months ended December 31, 2007 (filed May 1, 2008, to include officer certifications inadvertently omitted from the Form 10-K).
•	Definitive proxy statement for the June 27, 2008 annual meeting of shareholders (filed April 29, 2008).
•	Form 10-Q for the three months ended March 31, 2008 (filed May 12, 2008).
•	Definitive proxy statement for June 23, 2006 annual meeting of shareholders (filed May 9, 2006).

•	Forms 8-K:
•	Departure of an officer and director and appointment of replacement director (filed January 23, 2008).
•	Receipt of Approval from the Colorado Division of Mining, Reclamation and Safety for an amended program of delineation drilling at the Lucky Jack project (filed February 15, 2008).
•	Results of metallurgical testing at the Lucky Jack project (filed February 25, 2008)
•	Termination of agreement with Kobex Resources Ltd. (filed April 1, 2008).
•	Appointment of engineering firm for the Lucky Jack project (filed April 30, 2008).
•	Scheduling of a May 15, 2008 conference (filed May 12, 2008).
•	Exploration agreement for an area in South Louisiana (with a private Texas oil and gas company) (filed May 14, 2008).

The SEC file number for all of these filings is 000-6814.

All of the information which will be contained in our future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Proxy Statements, and Reports on Form 8-K, and any other filings we make pursuant to sections 13(a), 13(c), 14 or 15(d) of the 1934 Act, all after the date of this prospectus, will also be incorporated by reference into this prospectus as of the dates when such documents are filed with the Commission.

We will provide to you copies of any or all of the information in these documents, and any exhibits to them, without charge, upon request addressed to U.S. Energy Corp., 877 North 8th West, Riverton, Wyoming 82501, attention Steven R. Youngbauer, Secretary.  You also may request these documents by telephone: 1.307.856.9271.  Our internet address is www.usnrg.com.  Except for reports filed by officers and directors under section 16(a) of the 1934 Act, our 1934 Act filings are not directly available through our internet address (website), but you can access those filings through the link at our internet address (website) or at sec.gov.

Legal Matters

The validity of the issuance of the shares offered has been passed upon by The Law Office of Stephen E. Rounds, Denver, Colorado.

Experts

The Company’s consolidated balance sheets as of December 31, 2007 and December 30, 2006, and the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for each of the years in the two year-period ended December 31, 2007, were audited by Moss Adams LLP, and are incorporated by reference in this prospectus and registration statement along with their report (from the Annual Report on Form 10-K for the twelve months ended December 31, 2007), in reliance upon the authority of such firm as experts in accounting and auditing.  This firm also audited our internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company’s consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2005, were audited by Epstein Weber & Conover, PLC, and are incorporated by reference in this prospectus and registration statement along with their report (from the Annual Report on Form 10-K for the twelve months ended December 31, 2007), in reliance upon the authority of such firm as experts in accounting and auditing.